

UN[illegible]
SECURITIES AN[illegible]
Washin[illegible] 20549

12060488



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FEB 29 2012
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SEC FILE NUMBER
8- 66411

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE Capital Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Boston Post Road West, Suite 500
(No. and Street)

Marlborough	MA	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Dane (508) 263-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street - #313	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Reed, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CE Capital Advisors, Inc., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Joanne P. Bickford

Notary Public



JOANNE P. BICKFO
NOTARY PUBLIC
COMMONWEALTH OF MASSA
MY COMMISSION EXPI
OCTOBER 15, 2015



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CE Capital Advisors, Inc.
Financial Statements and Supplemental Schedules
December 31, 2011

SIEGRIST & CREE
CERTIFIED PUBLIC ACCOUNTANTS, P. C.

CE Capital Advisors, Inc.
Financial Statements and
Supplemental Schedules
December 31, 2011

CE Capital Advisors, Inc.

Index

Financial Statements:

AUDITOR'S REPORT

Report of Independent Registered Public Accounting Firm

To the Stockholder of
CE Capital Advisors, Inc.
293 Boston Post Road West, Suite 500
Marlborough, MA 01752

We have audited the accompanying statement of financial condition of CE Capital Advisors, Inc. as of December 31, 2011 and the accompanying statements of income, cash flows, and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements and schedules are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of CE Capital Advisors, Inc. as of December 31, 2011 and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Siegrist, Cree, Alessandri & Strauss, CPAs, PC
Wellesley Hills, Massachusetts
February 12, 2012

20 Walnut Street – Wellesley Hills, Massachusetts 02481 – (781) 237-4620 – Fax (781) 235-8021 – E-MAIL FIRM@SIEG-CREE.COM

FINANCIAL INFORMATION

CE Capital Advisors, Inc.

Statement of Financial Condition

December 31, 2011

Assets

Current assets	
Cash and cash equivalents	$ 129,441
Accounts receivable, net of $0 allowance	189,275
Prepaid charges and other current assets	4,071
Total current assets	322,787
Deferred tax asset, net	592
Total assets	$ 323,379

Liabilities and Stockholder's Equity

Current liabilities	
Accounts payable	$ 955
Accounts payable, affiliate	9,601
Accrued expenses	78,205
Total current liabilities	88,761
Stockholder's equity	
Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding	8
Additional paid in capital	231,917
Retained earnings	2,693
Total stockholder's equity	234,618
Total liabilities and stockholder's equity	$ 323,379

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.

Statement of Income

For The Year Ended December 31, 2011

Revenues	$ 209,234
Operating expenses:	
Salaries, payroll taxes and benefits	58,879
Rent	32,400
Professional fees	19,016
Incentive compensation	60,375
Other expenses	5,314
Telephone & data expenses	3,600
License & registration	1,325
Total operating expenses	180,909
Income from operations	28,325
Interest income	277
Income before taxes	28,602
Net tax effect of deferred tax	7,329
Net Income for year	$ 35,931

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

CE Capital Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 8	$ 181,702	$ (33,238)	$ 148,472
Additional paid in capital received	-	50,215	-	50,215
Income for year	-	-	35,931	35,931
Balance, December 31, 2010	$ 8	$ 231,917	$ 2,693	$ 234,618

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

CE Capital Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities	
Income for year	$ 35,931
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
(Increase) decrease in:	
Accounts receivable	(95,808)
Prepaid charges and other current assets	788
Deferred tax asset, net	8,108
Increase (decrease) in:	
Accounts payable and accrued expenses	36,272
Net cash used by operating activities	(14,709)
Cash flows from financing activities	
Additional paid in capital	50,215
Net cash provided by financing activities	50,215
Net increase in cash and cash equivalents	35,506
Cash and cash equivalents, beginning of the year	93,935
Cash and cash equivalents, end of the year	$ 129,441
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

NOTES

CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2011

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the Company) was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), formally known as the NASD. The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly-owned subsidiary of Concentric Energy Advisors, Inc. (Parent).

Note 2 – Significant Accounting Policies

Basis of accounting:

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes:

The Company is a C Corporation and all income is taxed at the corporate level. The Company has net operating losses being carried forward as of December 31, 2011 of $97,600, expiring in 2031, which may be used to reduce taxable income in future years.

The Organization adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2011. In addition, tax

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued):

returns filed for years ended December 31, 2007 and prior are no longer available for review by the Internal Revenue Service.

Subsequent Events:

The management has reviewed subsequent events through February 12, 2012, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital. The required minimum net capital requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2011, the Company had a net capital of $40,112, which exceeds the required net capital of $5,000 by $35,112.

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement.

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $36,000 for 2011. Under the agreement, shared expenses are not payable if the Company is unable to make payment due to lack of collections from customers.

Note 4 – Related Party Transactions (continued)

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Corporation files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

At December 31, 2011, the Corporation had a deferred tax asset related to net operating loss carryovers of approximately $97,600 which may be used to reduce future taxable income. The net operating loss carryovers expire in 2031.

Note 6 – Fair Value Measurements

The “Fair Value Measurements and Disclosures” topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB “Fair Value Measurements and Disclosures” topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position and a sale could reasonably impact the quoted price.

Note 6 – Fair Value Measurements (continued)

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2011.

SUPPLEMENTALS

Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by Rule 17a-5

To the Stockholder of
CE Capital Advisors, Inc.
293 Boston Post Road West, Suite 500
Marlborough, MA 01752

In planning and performing our audit of the financial statements of CE Capital Advisors, Inc. for the year ended December 31, 2011 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CE Capital Advisors, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations on aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedure for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System: and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures that can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures

20 Walnut Street - Wellesley Hills, Massachusetts 02481 - (781) 237-4620 - Fax (781) 235-8021 - E-MAIL FIRM@SIEG-CREE.COM

are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ending December 31, 2011 and this report does not affect our report thereon dated February 12, 2012.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the

Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
Wellesley Hills, MA
February 12, 2012

CE Capital Advisors, Inc.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities and Exchange Act of 1934

December 31, 2011

The accompanying schedule is prepared in accordance with the requirements and general format of Focus Form X-17 A-5.

CE Capital Advisors, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2011

Net Capital:	
Total stockholder equity qualified for net capital	$ 234,618
Deduction for non-allowable assets:	
Accounts receivable	(189,275)
CRD deposit	(568)
Deferred tax asset	(592)
Prepaid expenses	(4,071)
Total non-allowable assets	(194,506)
Net capital before haircuts	40,112
Less: Haircuts	-
Net capital	40,112
Minimum capital requirement	5,000
Excess net capital	$ 35,112
Aggregate indebtness:	
Liabilities	$ 98,294
Ratio of aggregate indebtness to net capital	2.8 to 1

No material differences exist between audited computation of net capital and unaudited computation of net capital.

CE Capital Advisors, Inc.

Schedule II

Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 And Information relating to the Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3

December 31, 2011

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.